BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MATERIAL FACT

São Paulo, Brazil, February 2, 2022 – BRF S.A., or BRF (B3: BRFS3; NYSE: BRFS), announces that it priced on February 1, 2022 a global offering of 270,000,000 common shares, including 11,250,000 common shares represented by American depositary shares, or ADSs, each of which represents one common share of BRF.

The public offering price per common share was set at R$20.00. The public offering price per ADS was set at U.S.$3.79. The price per common share represented by ADSs corresponds to the price per common share translated into U.S. dollars, based on the selling exchange rate for U.S. dollars (PTAX) as published by the Central Bank of Brazil on February 1, 2022.

The global offering consists of an (a) an international offering of common shares, including common shares represented by ADSs, in the United States and other countries outside of Brazil by the international underwriters and their respective affiliates (which, in the case of the common shares, are acting as placement agents on behalf of the Brazilian underwriters) and (b) a concurrent public offering of common shares with restricted selling efforts in Brazil by the Brazilian underwriters. Common shares offered in the international offering were offered directly or in the form of common shares represented by ADSs.

In accordance with Article 9-A of CVM Instruction No. 476/2009, the Brazilian offering was subject to a priority offering in Brazil pursuant to which BRF’s existing shareholders had the right to reserve for purchase BRF’s common shares offered in the global offering limited to each shareholder’s proportional interest in BRF’s common share capital, excluding treasury shares, as of January 20, 2022 and as of January 27, 2022, in each case after closing of the market. The price per common share under the priority offering was the same as the price per common share under this offering.

ADSs representing BRF’s common shares are listed on the New York Stock Exchange under the symbol “BRFS” and BRF’s common shares are listed on the B3 S.A.— Brasil, Bolsa, Balcão under the symbol “BRFS3.”

The international offering was made in the United States only by means of a prospectus included in an effective automatic-shelf registration statement on Form F-3 that was previously filed with the U.S. Securities and Exchange Commission (the “Commission”), and an accompanying preliminary prospectus supplement filed with the Commission on January 18, 2022, which are available on the SEC’s website at www.sec.gov. Common shares were offered in Brazil in a public offering with restricted selling efforts by means of a Brazilian offering memorandum pursuant to CVM Instruction No. 476, dated January 16, 2009. Such offer was not registered in Brazil and was directed only to a specified number of professional investors (as defined in CVM Resolution 30, dated May 11, 2021) headquartered or resident in Brazil. The closings of the international and Brazilian offerings are conditioned upon each other and, subject to customary closing conditions, expected to occur on February 4, 2022.

Citigroup Global Markets Inc., Banco Bradesco BBI S.A.,[1] Banco BTG Pactual S.A. – Cayman Branch,[2] Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc., BofA Securities, Credit Suisse Securities (USA) LLC and UBS Securities LLC, including their respective affiliates, as the case may be, collectively acted as international underwriters with respect to the offering of common shares, including common shares represented by ADSs, and the international underwriters and Safra Securities LLC acted as placement agents, as the case may be, on behalf of the Brazilian underwriters with respect to the placement of common shares sold outside of Brazil, not in the form of common shares represented by ADSs. A copy of the prospectus and prospectus supplement related to the offering may be obtained from:

•	Citigroup Global Markets Inc., Attention: Broadridge Financial Solutions, Tel: 800-831-9146, 1155 Long Island Avenue, Edgewood, New York 11717;
•	Bradesco Securities, Inc., Attention: Isabela Behar, 450 Park Avenue, 32nd Floor, New York, New York 10022;
•	Banco BTG Pactual S.A. – Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, New York 10022;
•	Itau BBA USA Securities, Inc., Attention: Chief Compliance Officer, 540 Madison, 24th Floor, New York, New York 10022;
•	J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717;
•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014;
•	Safra Securities LLC, Attention: Gerard McCarthy, 546 Fifth Avenue, New York, New York 10036;
•	Santander Investment Securities Inc., Attention: Equity Capital Markets Department, 45 East 53rd Street, New York, New York 10022;
•	BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte North Carolina 28255-0001, email: dg.prospectus_requests@bofa.com;

[1] Banco Bradesco BBI S.A. is not a U.S. registered broker-dealer and will not effect any sales of ordinary shares or ADSs in the United States. Bradesco Securities Inc. is acting as a U.S. registered broker dealer on behalf of Banco Bradesco BBI S.A. in connection with the sale of ADSs and ordinary shares in the United States.

[2] Banco BTG Pactual S.A. – Cayman Branch is not a broker-dealer registered with the SEC, and therefore may not make sales of any common shares or common shares represented by ADSs in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent Banco BTG Pactual S.A. – Cayman Branch intends to sell common shares or common shares represented by ADSs in the United States, it will do so only through BTG Pactual US Capital, LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

•	Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560; and
•	UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019.

Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Banco BTG Pactual S.A., Banco Itaú BBA S.A., Banco J.P. Morgan S,A., Banco Morgan Stanley S.A., Banco Safra S.A., Banco Santander (Brasil) S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco de Investimentos Credit Suisse (Brasil) S.A. and UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. collectively acted as Brazilian underwriters with respect to the sale of common shares in the offering in Brazil.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are based mainly on BRF’s current expectations and estimates of future events and trends that affect or may affect its business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of BRF’s common shares, including common shares represented by ADSs. Although BRF believes that these forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to BRF. In addition, in this presentation, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and other similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. BRF does not undertake any obligation to update publicly or to revise any forward-looking statements after BRF distributes this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.

São Paulo, February 2, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer